Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104-7036 o: 206.883.2500 f: 206.883.2699

Michael NORDTVEDT

Internet: mnordtvedt@wsgr.com

Direct dial: (206) 883-2524

Client File No.: 57357.015

March 25, 2022

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Preliminary Proxy Statement of Athira Pharma, Inc.

Ladies and Gentlemen:

Pursuant to Note 4 to Paragraph (a) of Rule 14a-6 promulgated under the Securities Exchange Act of 1934, as amended, the attached proxy statement of Athira Pharma, Inc. (the “Company”) is being filed in preliminary form only because the Company has commented on or referred to a potential solicitation in opposition by Richard A. Kayne.

If we can be of any assistance, or if the Staff of the Securities and Exchange Commission has any questions, please do not hesitate to contact me at the email address or telephone number above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Athira Pharma, Inc.
Mark Worthington

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